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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*


                                Cytomedix, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                   23283B204
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                                 (CUSIP Number)

                                David E. Jorden
                                   600 Travis
                                   Suite 3700
                              Houston, Texas 77002
                                 (713) 512-4400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      November 1 through December 31, 2004
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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 23283B204
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         (1)      Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  David E. Jorden
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         (2)      Check the Appropriate Box if a Member of a Group
                                                                  (a) [ ]
                                                                  (b) [ ]
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         (3)      SEC Use Only
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         (4)      Source of Funds (See instructions)

                  PF
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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                   to Items 2(d) or 2(e)
                                                                     [ ]
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         (6)      Citizenship or Place of Organization

                  U.S.
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Number of         (7)  Sole Voting Power                         1,100,000(1)
Shares Bene-           --------------------------------------------------------
  ficially        (8)  Shared Voting Power                         525,000
 Owned by              --------------------------------------------------------
Each Report-      (9)  Sole Dispositive Power                    1,100,000(1)
 ing Person            --------------------------------------------------------
   With           (10) Shared Dispositive Power                    525,000
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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                 1,625,000
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         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                                                                       [ ]
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         (13)     Percent of Class Represented by Amount in Row (11)
                                                                    7.8%(2)
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         (14)     Type of Reporting Person (See Instructions)   IN

-------------------
(1) Includes warrants to purchase 275,000 shares of common stock held by Mr. Jorden.

(2) Based on information provided by Issuer to Mr. Jorden, Issuer had 20,636,473 shares of common stock outstanding as of December 31, 2004.
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ITEM 1.    SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.0001 par value, of Cytomedix, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of Issuer is 416 Hungerford Drive, Suite 330, Rockville, Maryland 20850.

ITEM 2.    IDENTITY AND BACKGROUND

The person filing this statement is David E. Jorden. Mr. Jorden is a U.S. citizen. The address of Mr. Jorden is 600 Travis, Suite 3700, Houston, Texas 77002. Mr. Jorden's principal occupation is a financial advisor with Morgan Stanley & Co. Incorporated at offices located at 600 Travis St., Suite 3700, Houston, Texas 77002.

During the last five years, Mr. Jorden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Jorden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of all funds used for the purchase of the securities identified herein was personal funds.

ITEM 4.    PURPOSE OF TRANSACTION

The securities identified herein have been acquired by Mr. Jorden solely for investment purposes.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Jorden beneficially owns 1,625,000 shares of common stock of Issuer representing 7.8% of Issuer's outstanding shares of common stock. The foregoing shares of common stock include 275,000 shares issuable on exercise of warrants at an exercise price of $1.50 per share.

(b) Mr. Jorden has the sole power to vote and dispose of 1,100,000 of the shares of common stock identified in paragraph (a) of this Item 5. Mr. Jorden shares with his wife, Melanie A. Jorden, the power to vote and dispose of 525,000 of the shares of common stock identified in paragraph
     (a) of this Item 5.

     Ms. Jorden is a U.S. citizen. Ms. Jorden's principal address is c/o David
     E. Jorden, 600 Travis, Suite 3700, Houston Texas 77002. Ms. Jorden's principal occupation is a homemaker.

     During the last five years, Ms. Jorden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, Ms. Jorden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
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(c) During the past 60 days, Mr. Jorden has made the following open market purchases of shares of common stock of Issuer:

             Date              Shares     Price Per Share
             ----              ------     ---------------
          11/05/2004           13,600          $2.03
          11/08/2004            9,400          $2.02
          11/09/2004            5,000          $2.03
          11/11/2004            5,000          $2.05
          11/16/2004            7,000          $2.11
          11/17/2004           55,000          $2.12
          11/19/2004           15,000          $2.14
          11/26/2004           25,000          $2.06
          11/29/2004           90,000          $2.08
          12/01/2004           25,000          $2.12
          12/21/2004          310,000          $2.56
          12/31/2004           15,000          $2.52
                           -------------
                              575,000


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Jorden, except for Ms. Jorden who shares this right and power with Mr. Jorden with respect to 525,000 of the shares of common stock identified in paragraph (a) of this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

None.



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                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 5, 2005

                                            /s/ David E. Jorden
                                            --------------------------------
                                                David E. Jorden